UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

Commission File Number: 001-16633

Array BioPharma Inc.

(Exact name of registrant as specified in its charter)

3200 Walnut Street

Boulder, Colorado 80301

(303) 381-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

2.625% Convertible Senior Notes due 2024

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share: One

2.625% Convertible Senior Notes due 2024: Sixteen

Pursuant to the requirements of the Securities Exchange Act of 1934, Array BioPharma Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 9, 2019	Array BioPharma Inc.

	By:	/s/ Margaret M. Madden
	Name:	Margaret M. Madden
	Title:	Secretary and Vice President